July 23, 2025

Michael D. Winston
Chief Executive Officer
AI Infrastructure Acquisition Corp.
10845 Griffith Peak Dr.
Suite 200
Las Vegas, NV 89135

        Re: AI Infrastructure Acquisition Corp.
            Draft Registration Statement on Form S-1
            Submitted June 26, 2025
            CIK No.: 0002073553
Dear Michael D. Winston:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover page

1. We note disclosure on page 20 and elsewhere in your prospectus that your class B shares have an anti-dilution adjustment feature, and that if you increase or decrease the size of your offering, you will cause the class B shares to equal approximately
       25% of your issued and outstanding ordinary shares after the offering. Please revise your cover page to discuss this anti-dilution feature and discuss the extent to which such issuances may result in material dilution to shareholders. Refer to Item
       1602(a)(3) of Regulation S-K.
 July 23, 2025
Page 2
Sponsor Compensation, page 4

2. We refer to your disclosures that interests in the sponsor will be issued as director compensation. Please add this compensation and the directors to the compensation table. See Item 1602(b)(6) of Regulation S-K.
Other Acquisition Considerations, page 11

3. Please revise your disclosure in the last paragraph in this section to address how the terms of any additional financing may impact your unaffiliated shareholders. See Item
       1602(b)(5) of Regulation S-K. In addition, in the "Dilution" section where you discuss your assumption that you are not issuing additional securities in connection with additional financing, please revise to clarify that you are intending to acquire a business with an enterprise value that is "significantly" above the net proceeds of your offering, as you state on page 11.
Potential Conflicts of Interest, page 13

4. Please expand your disclosures to discuss any potential conflicts that may arise from your sponsor's connection with Jet.AI, or advise. See Item 1602(b)(6) of Regulation
       S-K.
Ability to extend time to complete business combination, page 24

5. Please address whether there are any limitations on the number of times you can extend the time period to consummate an initial business combination with shareholder approval. See Item 1602(b)(4) of Regulation S-K.
Manner of conducting redemptions, page 27

6. You state here and in the risk factor on page 35 that you expect your sponsor and permitted transferees will own at least 20% of your issued and outstanding shares at the time of a shareholder vote for an initial business combination. However, you also have disclosure stating that there are mechanisms in place to ensure that your sponsor will own approximately 25% of the issued and outstanding shares after the offering.
       Please revise to reconcile your disclosures. In addition, please expand on the second bullet on page 32 to highlight that no public shares would be required to be voted in favor of a business combination in certain circumstances.
Limited payments to insiders, page 30

7. Please revise to also address the payment of $10,000 per month for office space, utilities and secretarial and administrative support. Please also revise the Related Party
       Transactions section on page 84 to address the $10,000 per month payment.
Our Sponsor, page 91

8. We note your disclosure on page 120 regarding the beneficial ownership of your sponsor AIIA Sponsor Ltd.. Please revise to specifically identify all of the persons who have a direct or indirect material interest in the SPAC sponsor, as well as the nature and amount of their interests. Please also revise to clarify the role of Jet.AI in your sponsor, or advise. See Item 1603(a)(7) of Regulation S-K.
 July 23, 2025
Page 3

Recent Accounting Standards, page F-12

9. Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and/or revise accordingly.
General

10. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a
       U.S. government entity, such as the Committee on Foreign Investment in the United
       States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the private shares and rights which would expire worthless.
       Please contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Dorrie Yale at 202-551-8776 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Hallie D. Heath